January 10, 2012

VIA EDGAR AND FACSIMILE

Jeffrey Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mailstop 6010

100 F Street, NE

Washington, D.C. 20549

Re:	Ardea Biosciences, Inc.

Form S-3 Registration Statement (File No. 333-178746)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 9:00 a.m. Eastern Time on January 12, 2012 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARDEA BIOSCIENCES, INC.

By:	/s/ CHRISTIAN WAAGE
Christian Waage
General Counsel

cc:    Kenneth J. Rollins, Esq., Cooley LLP

4939 Directors Place, San Diego, CA 92121

Tel (858) 652-6500 Fax (858) 625-0745	www.ardeabio.com